Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

On July 19, 2012, Georgia Gulf Corporation distributed the following communication:

Dear Fellow Georgia Gulf Employee,

Today we announced a merger in which we will acquire PPG’s chlor-alkali and derivatives business.   This will transform the combined companies into a leader in chemicals and building products in North America and around the world.   The new company should create opportunities for our customers, our shareholders and our employees.

The merger, which is valued at approximately $2.1 billion, is expected to close in late 2012 or early 2013 following customary regulatory approvals and approval by our shareholders.  You can read our press release on the Georgia Gulf website for more details.

This is an exciting development for Georgia Gulf.   By combining our operations with PPG’s chlor-alkali and derivatives production facilities in North America and its nearly 2,000 skilled employees, the new organization is expected to become:

•                  a Fortune 500 company with anticipated annual revenues of more than $5 billion

•                  the third-largest chlor-alkali producer in North America and fourth-largest in the world

•                  the second-largest vinyl chloride monomer (VCM) producer in North America

•                  one of the lowest-cost chlor-alkali producers in the world due to our access to abundant domestic natural gas

Just as significant, the size and strength of the new company should provide opportunities for investments in the future as we continue on our path toward executing our strategies.

Our strategic efforts have focused on a number of items, and one key was to improve our chlor-alkali integration. While we looked at a number of alternatives, this merger was the most attractive option. It significantly increases our chlorine and caustic soda production capacity while at the same time increasing our options in the vinyl chain.

The geographic proximity of PPG’s largest chlor-alkali production facility in Lake Charles, Louisiana — a short distance from our VCM plant on the other side of Interstate 10 — adds further opportunities going forward.  These plants have a long-term relationship, and the merger will allow us to optimize the assets in coming years.

Of course, increasing chlor-alkali integration is just one part of our larger corporate strategy.  Across the organization, we continue to focus on our other businesses in Building Products, Compounds and Additives, and Aromatics.  The strong cash flow and enhanced earnings that should result from combining with PPG’s chlor-alkali and derivatives business will better position us to support initiatives that drive those objectives, as well as other activities in our pursuit of continuing to improve our organization.

As we told investors earlier in the year, Georgia Gulf’s management team and the board of directors are confident in our strategic plan and its ability to create significant long-term shareholder value and exciting new possibilities for our employees.  Once the merger is completed, we believe the substantial increase in sales, adjusted EBITDA and growth opportunities will considerably strengthen our position as a global chemicals and building products manufacturer.

As I mentioned earlier, this is an exciting moment in Georgia Gulf’s 27-year history — and with your continued dedication to execution, excellence and safety,  I am confident that we will achieve much more in the years ahead.

Sincerely,

Paul

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future.  Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934.  These forward-looking statements include, but are not limited to, statements regarding expected benefits of the proposed separation of PPG’s chlor-alkali and derivatives business (the “Business”) from PPG and the merger of the Business and Georgia Gulf (the “Transaction”), integration plans and expected synergies therefrom, the expected timing of completion of the Transaction, and Georgia Gulf’s anticipated future financial and operating performance and results, including its estimates for growth. These statements are based on the current expectations of the management of Georgia Gulf.  There are a number of risks and uncertainties that could cause Georgia Gulf’s actual results to differ materially from the forward-looking statements included in this communication.  These risks and uncertainties include risks relating to the parties’ respective abilities to obtain all necessary approvals to complete, and to otherwise complete, the Transaction and to achieve the expected benefits therefrom.

In light of these risks, uncertainties, assumptions, and other factors inherent in forward-looking statements, actual results may differ materially from those discussed in this communication.  Other unknown or unpredictable factors could also have a material adverse effect on Georgia Gulf’s actual future results, performance, or achievements.  For a further discussion of these and other risks and uncertainties applicable to Georgia Gulf and its business, see Georgia Gulf’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  Georgia Gulf expressly disclaims any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law.

Additional Information

In connection with the Transaction, Georgia Gulf will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of Georgia Gulf relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, THE BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf’s website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf at Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations.  Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012 in connection with its 2012 annual meeting of stockholders. Information regarding PPG’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 16, 2012, and in its definitive proxy statement filed with the SEC on March 8, 2012 in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.